BC FORM 53-901F

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

Item 1: Reporting Issuer
Augusta Resource Corporation (the “Augusta”)
400 - 837 West Hastings Street
Vancouver, B.C. V6C 3N6

Item 2: Date of Material Change
September 19, 2005

Item 3: Press Release
September 19, 2005

Item 4: Summary of Material Change
Augusta Resource Corporation (the “Company”) provides an update on its exploration and development activities at the Rosemont Project – expansion of Rosemont Project and addition of two more drill rigs.

Item 5: Full Description of Material Change
The Company provides an update on its exploration and development activities at The Rosemont Copper/Moly Project:

The Company has expanded its drilling campaign to 10,000 metres from its original confirmation and in-fill program of 3,000 metres. The Company has contracted the additional 7,000 metres with Layne Christensen. There are currently three drills active on the property. The original program was designed to update the historic resource estimate for this large copper deposit. The additional 7,000 metres of drilling is designed to add new measured and indicated resources to the main Rosemont zone that is still open to the east. Assaying on sawn drill core is being conducted by Actlabs of Tucson Arizona under a strict QA/QC program, reviewed by an independent professional, that includes inserted standards, blanks and check assays.

A pre-feasibility study on a 60,000-80,000 ton per day copper/molybdenum mine and milling complex and a corresponding technical report are now planned for completion in the first quarter of 2006. Washington Group International Inc. has been retained to lead the pre-feasibility study and Stantec Consulting has been retained to develop the environmental, hydrological, closure and permitting plans, schedules and cost estimates.

Augusta is also formulating and permitting work programs for both the Mount Hamilton Molybdenum Tungsten property and the Lone Mountain copper zinc property.

Item 6: Reliance on section 85 (2) of the Act
This report is not confidential.

Item 7: Omitted Information
No information has been omitted in this regard.

Item 8: Senior Officers
Gil Clausen – President and CEO, Tel: 303-300-0136
Richard W. Warke – Chairman, Donald B. Clark – Chief Financial Officer, Purni Parikh – Corporate Secretary Tel: 604.687.1717

Item 9: Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 20th day of September 2005.

/s/ “Purni Parikh”
Name: Purni Parikh
Title: Corporate Secretary